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                               January 29, 2021

       Josep Bassaganya-Riera
       Chairman, President and Chief Executive Officer
       Landos Biopharma, Inc.
       1800 Kraft Drive, Suite 216
       Blacksburg, VA 24060

                                                        Re: Landos Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 28,
2021
                                                            File No. 333-252083

       Dear Dr. Bassaganya-Riera:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 1 and your updated disclosure which states, in part, that your
clinical trial was conducted to "demonstrate" the safety and efficacy of BT-
                                                        11. Safety and efficacy
are determinations that are solely within the purview of the FDA and foreign regulators.
Please revise your statement here and in Business to remove any implication that the
Phase 2 trial of BT-11 demonstrated safety and efficacy.

                                                        We further note your
statement that the Phase 2 trial was not conducted to establish statistical
significance, but rather to inform the design of the Phase 3 trial. Your disclosure on page 111 indicates
that goal of the Phase 2 trial was to establish the safety and efficacy
 Josep Bassaganya-Riera
Landos Biopharma, Inc.
January 29, 2021
Page 2
      of BT-11. Please reconcile your disclosure here and in Business. Alternatively, please remove this portion of the newly-added disclosure.
Condensed consolidated statement of operations and comprehensive loss, page
F-25

2. Please revise the earnings per share calculation presented here to reflect the 1.8249-for-1 stock split consistent with the disclosure on page F-37. In this regard, ensure that the stock split has been retroactively applied throughout the document in every instance in consideration of SAB Topic 4C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,
FirstName LastNameJosep Bassaganya-Riera
                                                             Division of
Corporation Finance
Comapany NameLandos Biopharma, Inc.
                                                             Office of Life
Sciences
January 29, 2021 Page 2
cc:       Eric Blanchard
FirstName LastName